Frank F. Rahmani +1 650 843 5753 rahmaniff@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

July 20, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Christine Westbrook

Dorrie Yale

Paul Cline

Angela Connell

Re:	Urovant Sciences Ltd.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted July 3, 2018

CIK No. 0001740547

Ladies and Gentlemen:

On behalf of Urovant Sciences Ltd. (the “Company”), we are providing this response letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated July 13, 2018 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on July 3, 2018 (the “Draft Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to certain of the Comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter, along with copies of the Amended Registration statement marked to show all changes made to the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the Comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Registration Statement.

Prospectus Summary

Our solution, page 3

1.	We note your response to comment 2 but your revised disclosure continues to state that vibegron has the potential to become a “best-in-class” therapy, which is premature and inappropriate. Please revise your disclosure to remove such references here and throughout your registration statement.

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United States Securities and Exchange Commission July 20, 2018 Page Two

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 87 and 93 of the Amended Registration Statement.

2.	We note your response to comment 1, but your revised disclosure continues to state that, based on in vitro data, vibegron is a “potent” and “highly selective” beta-3 agonist, which inappropriately presents your conclusion regarding the efficacy of your product candidate. Please revise your disclosure to remove such statements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 25, 75, 87, 93, 94 and F-8 of the Amended Registration Statement.

Merck Phase 2b clinical trial, page 4

3.	Please also disclose in this summary section that there was one treatment-related serious adverse event in the extension study, and briefly explain the adverse event of paralytic ileus. In addition, in your discussion of the trial on page 101, please ensure that all observed serious adverse events are disclosed, and not just the most common ones.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 101 of the Amended Registration Statement to disclose the treatment-related serious adverse event (“SAE”) reported in the extension study and to briefly explain the adverse event of paralytic ileus. This one treatment-related SAE was in the tolterodine ER 4 mg active control group, and not in a treatment group which administered vibegron in any dosage, therefore the Company respectfully submits that adding such disclosure to page 4 is not appropriate and could be confusing.

With respect to the discussion of the extension study on page 101 of the Amended Registration Statement, the Company respectfully advises the Staff that it believes further disclosure of the reported SAEs would not be meaningful to an investor, and could potentially result in investor confusion. Given the length of the extension study, which extended 52 weeks beyond Parts 1 and 2 of the Phase 2b clinical trial, which had treatment durations of 8 and 4 weeks, respectively, the SAEs that present in the extension study were often a result of the long-term consequences of OAB, a separate disease or condition, including aging, or concomitant therapies rather than active treatment. The Company further believes that disclosure of each of the 46 SAEs would not be meaningful as none were determined to be vibegron treatment-related by the investigator. The Company respectfully submits that it has provided investors with sufficient information regarding the tolerability profile of vibegron observed in the extension study and that disclosure of the specific SAEs observed during the extension study could potentially result in investor confusion.

Management, page 124

4.	We note your recent announcements of new appointments to your board of directors, and it appears that RSL is no longer your sole director. Please update this section for the most recent information.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 123 of the Amended Registration Statement. In addition, in a future amendment to the Amended Registration Statement, the Company intends to further update the disclosure in this section to include, among other things, the composition of the Company’s board of director committees.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

United States Securities and Exchange Commission

July 20, 2018

Page Three

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843-5753 with any questions regarding the Company’s responses to the Staff’s Comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/S/ FRANK F. RAHMANI

Frank F. Rahmani

cc:	Keith A. Katkin, Urovant Sciences Ltd.

Bryan Smith, Urovant Sciences, Inc.

John T. McKenna, Cooley LLP

Alison A. Haggerty, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Justin McNamee, Latham & Watkins LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com